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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

SunLink Health Systems, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

86737U102

(CUSIP Number)

Christopher Hart
Harwood Capital LLP
6 Stratton Street
London W1J 8LD England
44 (0)20 7640 3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harwood Capital LLP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b) X

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)
AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14. TYPE OF REPORTING PERSON (see instructions)
PN

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher Harwood Bernard Mills

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b) X

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)
AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
20,732

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
20,732

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,732

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14. TYPE OF REPORTING PERSON (see instructions)
IN

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
North Atlantic Smaller Companies Investment Trust Plc

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b) X

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14. TYPE OF REPORTING PERSON (see instructions)
OO, IA

Item 1. Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, without par value (the "Common Stock"), of SunLink Health Systems, Inc., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339.

Item 2. Identity and Background.

Filing Parties:

This Amendment is filed on behalf of the following persons, who are collectively referred to as the "Filing Parties":

1. Harwood Capital LLP, formerly known as North Atlantic Value LLP ("Harwood Capital") is a limited liability partnership organized under the laws of England with its principal office and business at 6 Stratton Street, London W1J 8LD England. Harwood Capital is a firm authorized by the United Kingdom's Financial Conduct Authority. Harwood Capital is principally engaged in the business of investment management of active value and private equity investments. Harwood Capital has not been convicted in a criminal proceeding during the last five years and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. Christopher Harwood Bernard Mills is an individual whose business address is 6 Stratton Street, London W1J 8LD England. His principal employment includes service as chief executive and investment manager of North Atlantic Smaller Companies Investment Trust Plc and as chief executive officer and chief investment officer of Harwood Capital. Mr. Mills has not been convicted in a criminal proceeding during the last five years and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mills is a British citizen.

3. North Atlantic Smaller Companies Investment Trust Plc ("NASCIT") is a corporation organized under the laws of England with its principal office and business at 6 Stratton Street, London W1J 8LD England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills is chief executive and investment manager of NASCIT. NASCIT has not been convicted in a criminal proceeding during the last five years and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

Item 3. Source or Amount of Funds or Other Consideration.

Not applicable. This amendment is not being filed to disclose the acquisition of securities by the Filing Parties. This amendment is being filed to disclose the disposition by the Filing Parties of shares of Common Stock in the Company on the open market and to notify the Securities and Exchange Commission that the Filing Parties are no longer subject to Schedule 13D filing requirements.

Item 4. Purpose of Transaction.

No Filing Party currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

On February 18, 2021, NASCIT disposed of 44,308 shares of Common Stock in the Company in the open market at a price of $2.3318 per share. On February 19, 2021, NASCIT disposed of 221,326 shares of Common Stock in the Company in the open market at a price of $2.3155 per share. On February 22, 2021, NASCIT disposed of 500,000 shares of Common Stock in the Company in the open market at a price of $2.9281 per share. On February 23, 2021, Harwood Capital, on behalf of certain private clients of Harwood Capital, disposed of 30,912 shares of Common Stock in the Company in the open market at a price of $1.957 per share.

On February 24, 2021, Mr. Mills exercised the following stock options to acquire Common Stock of the Company on a cash free basis:

10,000 options with a strike price of $1.67
20,000 options with a strike price of $1.22
3,000 options with a strike price of $0.71
5,000 options with a strike price of $1.79
12,000 options with a strike price of $1.21
10,000 options with a strike price of $1.38

The cash free exercise yielded $42,500 of gain which converted into 20,732 shares of Common Stock of the Company. Mr. Mills presently owns the 20,732 shares of Common Stock of the Company and he intends to sell the shares on the open market. The exercise consisted of all Mr. Mills's remaining stock options to acquire Common Stock of the Company.

The Filing Parties ceased to be beneficial owners of more than five percent of the Common Stock of the Company on February 22, 2021.

As of the date of this report the aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Harwood Capital
Aggregate Number of Common Stock Shares: 0
Number of Shares: Sole Power to Vote: 0
Number of Shares: Direct Power to Vote: 0
Number of Shares: Power to Dispose: 0
Number of Shares: Power to Direct the Disposition: 0
Approximate Percentage: 0%

Christopher H.B. Mills
Aggregate Number of Common Stock Shares: 20,732
Number of Shares: Sole Power to Vote: 20,732
Number of Shares: Direct Power to Vote: 20,732
Number of Shares: Power to Dispose: 20,732
Number of Shares: Power to Direct the Disposition: 20,732
Approximate Percentage: 0.30%

NASCIT
Aggregate Number of Common Stock Shares: 0
Number of Shares: Sole Power to Vote: 0
Number of Shares: Direct Power to Vote: 0
Number of Shares: Power to Dispose: 0
Number of Shares: Power to Direct the Disposition: 0
Approximate Percentage: 0%

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Harwood is the investment manager and/or investment adviser to NASCIT and its private clients and as such Harwood has the authority to vote and dispose of securities on behalf of NASCIT. Christopher Harwood Bernard Mills is the chief executive and investment manager of NASCIT. Christopher Harwood Bernard Mills is also chief executive officer and chief investment officer of Harwood.

Christopher H. B. Mills joined the Company's board in June 2017. In June 2017, Mr. Mills entered into a letter agreement with the Company whereby he agreed to resign from the Board of Directors of the Company if the percentage of shares held by Mr. Mills's "group" (as defined in the 1934 Act) fell below 5% of the fully diluted Common Stock of the Company. On February 22, 2021, the percentage of shares held by Mr. Mills's "group" fell below 5% of the fully diluted Common Stock of the Company and Mr. Mills resigned from the Board of Directors of the Company effective as of that date.

Item 7. Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement dated as of September 28, 2018 among the Filing Parties
99.2 Letter Dated June 28, 2007
99.3 Resignation letter of Christopher H. B. Mills

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2021

> /s/ Christopher H.B. Mills
> Christopher H.B. Mills
> Executed on behalf of the Filing Parties pursuant to the Amended and Restated Joint Filing Agreement, previously filed.

Schedule A
Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the members and partners of Harwood as of the date hereof:

Members:

Name:	Jeremy James Brade (Member)
Citizenship:	British
Business Address:	6 Stratton Street London, W1J 8LD England
Principal Occupation:	Member, Harwood Capital LLP
Name:	James Douglas Agnew (Member)
Citizenship:	British
Business Address:	6 Stratton Street London, W1J 8LD England
Principal Occupation:	Member, Harwood Capital LLP
Name:	Harry Christopher Harwood Mills (Member)
Citizenship:	British
Business Address:	6 Stratton Street London, W1J 8LD England
Principal Occupation:	Member, Harwood Capital LLP
Name:	Timothy James Sturm (Member)
Citizenship:	British
Business Address:	6 Stratton Street London, W1J 8LD England
Principal Occupation:	Member, Harwood Capital LLP
Name:	Christopher Harwood Bernard Mills (Member, Chief Executive Officer, and Chief Investment Officer)
Citizenship:	British
Business Address:	6 Stratton Street London, W1J 8LD England
Principal Occupation:	Chief Executive and Investment Manager, NASCIT Member, CEO, and CIO, Harwood Capital LLP

EXHIBIT INDEX

The following documents are filed herewith or incorporated herein by reference:

Exhibit	Page
(99.1) Joint Filing Agreement dated as of September 28, 2018	Exhibit 99.1 to Schedule 13D/A filed October 15, 2018
(99.2) Letter Dated June 28, 2007	Exhibit 99.2 to Schedule 13D/A filed October 15, 2018
(99.3) Resignation letter of Christopher H. B. Mills	Exhibit 99.1 to Form 8-K filed February 23, 2021

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